Exhibit 99.1

Advantage Announces Second Quarter 2016 Results

Cash Flow Up 34% From 68% Production Growth, Record Low Corporate Cash Costs and Hedging Gains Montney Land Holdings Increased

 (TSX: AAV, NYSE: AAV)

CALGARY, Aug. 4, 2016 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report cash flow increased 34% to $36.9 million ($0.20/share) driven by a 68% increase in production to 210 mmcfe/d (35,048 boe/d), a 34% reduction in total corporate cash costs to $0.59/mcfe ($3.54/boe) and realized hedging gains of $20.0 million during the second quarter of 2016. Despite a 47% reduction in AECO daily natural gas prices to Cdn $1.40/mcf, the Corporation generated $19.3 million of free cash flow above capital expenditures and reduced bank debt by $8.2 million. These achievements were made possible by the continuing production outperformance of our Glacier Montney wells and structural reductions in both total well capital costs and operating costs (please refer to our operational update released on July 6, 2016).

The Corporation increased its Montney land holdings to 150 net sections (96,000 net acres) from the acquisition of 12 high-graded net sections (100% working interest) during the first half of 2016 for a total cost of $5.8 million. Eleven of the 12 new sections were acquired through Crown land sales.  At Glacier, seven new sections were added, which have immediate reserves recognition and drilling potential as they lie adjacent to existing lands containing wells previously drilled into multiple Montney layers.  Management estimates that the seven newly acquired Glacier sections may contain in excess of 15 drilling locations per section which increases the total number of future drilling locations at the Corporation's Glacier property by 10% to over 1,100 locations. The remaining five new sections, which are anticipated to also contain multi-layer production potential, were acquired to increase our Montney land holdings at Valhalla and Wembley. In conjunction with Advantage's organic growth plans, the Corporation will continue to remain highly selective and opportunistic as it reviews Montney land and business opportunities to maintain its strategy of profitable and sustainable growth.

Looking forward, Advantage is well positioned with strong operational and financial flexibility to immediately increase production during the second half of 2016 without incurring additional capital and per unit operating costs should natural gas prices continue to strengthen. The Corporation's second quarter achievements combined with its current standing inventory of 22 wells (8 completed and 14 uncompleted) and completion of its engineering design to expand the Glacier gas plant to 350 mmcfe/d (58,330 boe/d), with construction beginning in the second half of 2017, continues to advance Advantage's next chapter of growth.

Second Quarter 2016 Operating and Financial Highlights

Production increased 68% to average 210.3 mmcfe/d (35,048 boe/d) including 867% growth in natural gas liquids to 1,083 bbls/d for the second quarter of 2016 as compared to the same period in 2015. The Corporation's 2016 annual production is expected to be within our previously announced Budget production guidance range of 190 to 210 mmcfe/d generating a year-on-year production growth of approximately 40% or 34% on a per share basis.

Cash flow (Funds from Operations) for the second quarter of 2016 was up 34% to $36.9 million or 25% on a per share basis to $0.20 per share. Cash netbacks for the three months ended June 30, 2016 were $1.92/mcfe ($11.52/boe) which represents 81% of the realized sales price, including hedging. Excluding hedging, positive cash flow of $16.9 million was realized despite an average AECO daily natural gas price of Cdn $1.40/mcf demonstrating the economic resilience of Advantage's Montney development.

Total corporate cash costs were reduced to a corporate record low of $0.59/mcfe in the second quarter of 2016 which is a 34% decrease compared to the same period of 2015. Total corporate cash costs includes royalties ($0.03/mcfe), operating costs ($0.30/mcfe), liquids transportation ($0.03/mcfe), cash general and administrative ($0.10/mcfe), and finance expense ($0.13/mcfe). Additionally, the Alberta government's annual gas cost allowance review recognized a positive recovery of $2.1 million for 2015 during the second quarter.

Total capital expenditures during the quarter were on-track at $18 million. Approximately 78% of the capital invested during the quarter was allocated to complete the expansion of Advantage's sales gas pipeline takeaway capacity to 400 mmcf/d from its Glacier gas plant to TransCanada Pipeline Limited's ("TCPL") main northwest Alberta sales pipeline, installation of additional acid gas capacity and a backup inlet compressor for future operational needs. Capital expenditures are estimated to be $125 million for the 2016 calendar year, including new land acquisitions during the first half of this year.

Total debt (including working capital surplus) as of June 30, 2016 was $194 million or 49% drawn against Advantage's $400 million borrowing base Credit Facility. Second quarter cash flow exceeded capital expenditures by $19.3 million and resulted in a decrease in bank debt. Advantage's year-end 2016 total debt to trailing cash flow is estimated to be 1.0 times should AECO natural gas prices average Cdn $2.50/mcf during the second half of 2016.

Strong multi-year natural gas hedge positions in place to support future development. Advantage's hedging positions include an average 50% of forecast annual production for the second half of 2016 at an average AECO floor price of $3.56/mcf, 41% of forecast 2017 annual production at an average AECO floor price of $3.19/mcf and 17% of forecast 2018 annual production at an average AECO floor price of $3.03/mcf.

Consolidated Financial Statements and MD&A

The Corporation's unaudited interim consolidated financial statements for the three and six months ended June 30, 2016 together with the notes thereto, and Management's Discussion and Analysis for the three and six months ended June 30, 2016 have been filed on SEDAR and EDGAR and are available on the Corporation's website at http://www.advantageog.com.

Second Quarter 2016 Operating & Financial Summary

	Three months ended		Six months ended
Financial and Operating Highlights	June 30		June 30
	2016	2015	2016	2015

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$45,615	$37,429	$87,240	$77,420
Funds from operations	$36,883	$27,571	$67,119	$57,500
per share(1)	$0.20	$0.16	$0.37	$0.34
Total capital expenditures	$17,595	$19,437	$62,331	$98,145
Working capital deficit (surplus)(2)	$(525)	$16,046	$(525)	$16,046
Bank indebtedness	$194,028	$277,322	$194,028	$277,322
Basic weighted average shares (000)	184,477	170,667	179,478	170,485
Operating
Daily Production
Natural gas (mcf/d)	203,791	124,299	184,204	128,765
Liquids (bbls/d)	1,083	112	750	112
Total mcfe/d(3)	210,289	124,971	188,704	129,437
Total boe/d(3)	35,048	20,829	31,451	21,573
Average prices (including hedging)
Natural gas ($/mcf)	$2.18	$3.27	$2.41	$3.28
Liquids ($/bbl)	$52.67	$47.91	$46.69	$44.90
Cash netbacks ($/mcfe)(3)
Natural gas and liquids sales	$1.34	$2.53	$1.53	$2.62
Realized gains on derivatives	1.04	0.76	1.01	0.68
Royalty (expense) recovery	0.08	(0.11)	0.01	(0.12)
Operating expense	(0.30)	(0.37)	(0.32)	(0.36)
Transportation expense	(0.03)	-	(0.02)	-
Operating netback	2.13	2.81	2.21	2.82
General and administrative	(0.10)	(0.19)	(0.11)	(0.18)
Finance expense	(0.13)	(0.22)	(0.15)	(0.20)
Other income	0.02	0.01	0.01	0.01
Cash netbacks	$1.92	$2.41	$1.96	$2.45

(1)	Based on basic weighted average shares outstanding.
(2)	Working capital deficit (surplus) includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(3)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, managements estimates of drilling locations on the seven newly acquired Glacier sections, anticipated multi-layer production potential of five other newly acquired sections, and aggregate estimated number of drilling locations; the Corporation's plans to review Montney land and business opportunities to maintain its strategy of profitable and sustainable growth; Advantage's expansion of its Glacier gas plant processing capacity and anticipated processing capacity as a result thereof; Advantage's belief that it is well positioned with strong operational and financial flexibility to immediately increase production during the second half of 2016 without incurring additional capital and per unit operating costs should natural gas prices continue to strengthen; the Corporation's expectation that its 2016 annual production will be within its previously announced budget production guidance range; capital expenditures for the 2016 calendar year, including the estimated amount thereof; Advantage's estimated year-end 2016 total net debt to trailing cash flow; the Corporation's hedging arrangements; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; Advantage's ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the year ended December 31, 2016 are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2016, Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2016 expected drilling and completion activities. Advantage has also assumed TCPL's northwest Alberta pipeline restrictions and maintenance activity level will result in minimal firm service restrictions and frequent interruptible service availability during the second half of 2016 based on the most recent information available.

Management has included the above summary of assumptions and risks related to forward-looking information provided above and in its continuous disclosure documents filed on Sedar in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward-looking statements contained herein are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This press release contains certain oil and gas metrics, including cash netbacks and operating netbacks, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

This press release discloses over 1,100 undeveloped future drilling locations in the following categories: (i) proved (244 locations); (ii) proved + probable (297 locations); and (iii) unbooked (more than 803 additional locations). Proved locations and probable locations are derived from the Corporation's most recent independent reserves evaluation as prepared by Sproule Associates Limited as of December 31, 2015 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on the Corporation's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources. Of the 15 drilling locations per section estimated by Management on the seven newly acquired Glacier sections identified herein, all are unbooked locations. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Corporation will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include funds from operations, operating netbacks and total debt to trailing cash flow ratio. Funds from operations is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit (surplus) divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

This press release and, in particular the information in respect of the Corporation's prospective cash flow debt to trailing cash flow ratio, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. FOFI contained in this press release was made as of the date of this press release and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

The following abbreviations used in this press release have the meanings set forth below:

boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day

SOURCE Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005 OR Investor Relations: Toll free: 1-866-393-0393, ADVANTAGE OIL & GAS LTD., 300, 440 - 2nd Avenue SW, Calgary, Alberta T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 20:54e 04-AUG-16